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                           May 25, 2021

       Jon Scahill
       Chief Executive Officer
       Quest Patent Research Corp.
       411 Theodore Fremd Ave. Suite 206S
       Rye, NY 10580-1411

                                                        Re: Quest Patent
Research Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 17, 2021
                                                            File No. 333-256197

       Dear Mr. Scahill:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services